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December 21, 2004

VIA EDGAR

Re:	Health Management Associates, Inc. (the “Company”) Issuer Tender Offer Statement on Schedule TO-I filed November 30, 2004 File No. 005-42525

Ms. Julia Griffith

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Dear Ms. Griffith:

Thank you for your comment letter dated December 20, 2004 regarding the Company’s Issuer Tender Offer Statement on Schedule TO-I, filed with the Commission on November 30, 2004 (the “Schedule TO”). In response to that letter, I attach for review by the Staff the Company’s responses to the comments of the Staff included in your letter. The Staff’s comments have been reproduced in italics and each comment is followed by the Company’s response.

Thank you for your review of the Company’s Schedule TO. If you have any questions regarding this letter or the responses, please do not hesitate to contact me at (212) 450-4888 or Maurice Blanco at (212) 450-4086.

Sincerely, /s/ Charles S. Whitman, III Charles S. Whitman, III

cc:	Mr. Robert E. Farnham,

Health Management Associates, Inc.

Responses of Health Management Associates, Inc. ( the “Company”) to

comments of the Staff of the Securities and Exchange Commission on

the Company’s Issuer Tender Offer Statement on Schedule TO-I, filed with the Commission on November 30, 2004

Schedule TO-I

Item 10

1. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Where you choose to incorporate this information, Instruction 6 to Item 10 of Schedule TO requires you to disseminate the summary information required by Item 1010(c) of Regulation M-A to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available to www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information, including information regarding book value per share. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

We acknowledge the Staff’s comment. However, the Company directs the Staff’s attention to the fact that Item 10 of Schedule TO requires disclosure of the information required by Item 1010(a) or 1010(b) of Regulation M-A “if material.” The Company asserts that the specific financial information required by Item 1010(c) that was omitted from such schedule is not material to the instant offer, in which security holders are exchanging their old notes for securities with substantially the same rights. Accordingly, the Company has revised the disclosure set forth in Item 10 of the Schedule TO in order to delete the incorporation by reference of the information required by Item 1010(a) of Regulation M-A.

Offer to Exchange Cover Page

2. Please revise your disclosure to include the date that the old notes were issued.

In response to the Staff’s comment, the Company has revised the cover page of the Exchange Circular to indicate the date that the Old Notes were issued. Please see the second paragraph on the cover page of the Exchange Circular.

3. We note your disclosure that you believe the New Notes may be “offered for resale, resold and otherwise transferred by any holder who is not an affiliate …without compliance with the registration requirements of the Securities Act of 1933.” Please disclose the basis for this belief, and confirm your understanding that the exchange offer will not abbreviate any applicable waiting period with respect to the Old Notes.

The Company offered $330 million principal amount at maturity of its Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “Old Notes”) on January 28, 2002 to “Qualified Institutional Buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “1933 Act”) and outside the United States to non-U.S. persons in accordance with Regulation S under the 1933 Act. The Company then filed a Registration Statement on Form S-3 to register the resale of the Old Notes (and the shares of Class A Common Stock issuable upon conversion of the Old Notes) pursuant to a registration rights agreement with the initial purchasers of the Old Notes. That Registration Statement became effective on June 10, 2002. Accordingly, with respect to those Old Notes resold pursuant to the Registration Statement, such Old Notes have been registered under the Securities Act. With respect to those Old Notes (approximately $2 million aggregate principal amount at maturity) which were not resold pursuant to the Registration Statement, over 2 years have elapsed since such Old Notes were issued. Accordingly, any applicable waiting period with respect to such Old Notes has elapsed, and such Old Notes are eligible for resale without any volume limitations by non-affiliates of the Company pursuant to Rule 144(k) of the 1933 Act. For these reasons, the Company believes that the New Notes which will be exchanged for Old Notes may be offered for resale, resold and otherwise transferred by any holder who is not an affiliate without compliance with the registration requirements of the 1933 Act. Finally, in response to the Staff’s comment, the Company has revised the cover page to set forth the basis for this belief.

We supplementally confirm that the Exchange Offer will not abbreviate any applicable waiting period with respect to the Old Notes.

Summary Term Sheet, page 1

4. We note your disclosure that “the terms of the New Notes are similar to the terms of the Old Notes, but differ…in material ways.” If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities.

Please see response to Comment 3 above.

The Exchange Offer, page 21

Conditions to the Exchange Offer, page 21

5. We note that you may waive the conditions you list in your document at any time in your sole discretion. Please confirm your understanding that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

We acknowledge the Staff’s comment, and confirm that if the Company waives a material condition to the Exchange Offer, the Exchange Offer will remain open for at least five business days after any such waiver.

Closing Comments

Please be advised that the Company acknowledges that the Company is responsible for the following:

1.	the adequacy and accuracy of the disclosure in the Schedule TO-I, including the exhibits thereto;
2.	Staff comments or changes to disclosure in response to Staff comments in the Schedule TO-I filed November 30, 2004, as amended, including the exhibits thereto, reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Schedule TO-I (and the exhibits thereto); and
3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.